                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                            Tele-Communications, Inc.
                       ----------------------------------
                                (NAME OF ISSUER)

1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")

2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")

3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")

4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")

5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock")

6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock")

7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock")
                       ----------------------------------
                         (TITLE OF CLASS OF SECURITIES)


1. Series A TCI Group Common Stock:                                   87924V101
2. Series B TCI Group Common Stock:                                   87924V200
3. Series A Liberty Media Group Common Stock:                         87924V507
4. Series B Liberty Media Group Common Stock:                         87924V606
5. Series A Ventures Group Common Stock:                              87924V887
6. Series B Ventures Group Common Stock:                              87924V879
7. Class B Preferred Stock:                                           87924V309

                       ----------------------------------
                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
-------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                  May 29, 1998
                       ----------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                   CUSIP Nos.

Series A TCI Group Common Stock:                                                                          87924V101
Series B TCI Group Common Stock:                                                                          87924V200
Series A Liberty Media Group Common Stock:                                                                87924V507
Series B Liberty Media Group Common Stock:                                                                87924V606
Series A Ventures Group Common Stock:                                                                     87924V887
Series B Ventures Group Common Stock:                                                                     87924V879
Class B Preferred Stock:                                                                                  87924V309
---------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Kim Magness
---------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)    / /
                  (b)    /X/
---------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
---------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          N/A.  See Item 3 below.
---------------------------------------------------------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
---------------------------------------------------------------------------------------------------------------------
             6)   Citizenship or Place of Organization   U.S.A.
---------------------------------------------------------------------------------------------------------------------
                  7) Sole Voting Power            Series A TCI Group Common Stock                       7,365,345(1)
                                                  Series B TCI Group Common Stock                       7,335,345(2)
                                                  Series A Liberty Media Group Common Stock             5,085,860(1)
                                                  Series B Liberty Media Group Common Stock             2,589,829(2)
                                                  Series A Ventures Group Common Stock                  6,202,152(1)
                                                  Series B Ventures Group Common Stock                  6,202,152(2)
                                                  Class B Preferred Stock                                  62,500(2)
                  ---------------------------------------------------------------------------------------------------
                  8) Shared Voting Power          Series A TCI Group Common Stock                      14,206,616(1)
                                                  Series B TCI Group Common Stock                      14,206,616(2)
Number of Shares                                  Series A Liberty Media Group Common Stock            18,037,921(1)
                                                  Series B Liberty Media Group Common Stock            11,454,693(2)
  Beneficially                                    Series A Ventures Group Common Stock                 12,034,298(1)
                                                  Series B Ventures Group Common Stock                 12,034,298(2)
  Owned by Each                                   Class B Preferred Stock                                          0
                  ---------------------------------------------------------------------------------------------------
Reporting Person  9) Sole Dispositive Power       Series A TCI Group Common Stock                       7,365,345(1)
                                                  Series B TCI Group Common Stock                       7,335,345(2)
      With                                        Series A Liberty Media Group Common Stock             5,085,860(1)
                                                  Series B Liberty Media Group Common Stock             2,589,829(2)
                                                  Series A Ventures Group Common Stock                  6,202,152(1)
                                                  Series B Ventures Group Common Stock                  6,202,152(2)
                                                  Class B Preferred Stock                                  62,500(2)
                  ---------------------------------------------------------------------------------------------------
                  10) Shared Dispositive Power    Series A TCI Group Common Stock                      14,206,616(1)
                                                  Series B TCI Group Common Stock                      14,206,616(2)
                                                  Series A Liberty Media Group Common Stock            18,037,921(1)
                                                  Series B Liberty Media Group Common Stock            11,454,693(2)
                                                  Series A Ventures Group Common Stock                 12,034,298(1)
                                                  Series B Ventures Group Common Stock                 12,034,298(2)
                                                  Class B Preferred Stock                                          0
---------------------------------------------------------------------------------------------------------------------
                  11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  Series A TCI Group Common Stock                      21,571,961(1)
                                                  Series B TCI Group Common Stock                      21,541,961(2)
                                                  Series A Liberty Media Group Common Stock            23,123,781(1)
                                                  Series B Liberty Media Group Common Stock            14,044,522(2)
                                                  Series A Ventures Group Common Stock                 18,236,450(1)
                                                  Series B Ventures Group Common Stock                 18,236,450(2)
                                                  Class B Preferred Stock                                  62,500(2)
---------------------------------------------------------------------------------------------------------------------
             Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                / /
---------------------------------------------------------------------------------------------------------------------
             13) Percent of Class Represented by Amount in Row (11)
                  4.4% of Series A TCI Group Common Stock
                  43.0% of Series B TCI Group Common Stock
                  6.8% of Series A Liberty Media Group Common Stock
                  44.2% of Series B Liberty Media Group Common Stock
                  4.6% of Series A Ventures Group Common Stock
                  40.2% of Series B Ventures Group Common Stock
                  4.0% of Class B Preferred Stock
---------------------------------------------------------------------------------------------------------------------
             14)  Type of Reporting Person (See Instructions)    IN
---------------------------------------------------------------------------------------------------------------------

                  (1) Series B TCI Group Common Stock, Series B Liberty Media
             Group Common Stock and Series B Ventures Group Common Stock are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock, respectively. SEE Item 5 below. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in rows 7 through 11 above assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock shown in rows 7 through 11 above have been converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

                  (2) SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

     Kim Magness hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc. beneficially owned by Kim Magness:

     1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");


     2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");


     3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");


     4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock");


     5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock");


     6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock"); and


     7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock").

     The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock, the Series B Ventures Group Common Stock and the Class B Preferred Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Statement is hereby amended and supplemented by adding the following:

     In May 1998, the Bob Magness Estate distributed pursuant to the Last Will and Testament of Bob Magness 62,500 shares of Class B Preferred Stock to the Kim Magness Irrevocable Trust (the "Kim Magness Trust"), of which Kim Magness is the sole trustee and current primary beneficiary, and 62,500 shares of Class B Preferred Stock to the Gary Magness Irrevocable Trust (the "Gary Magness Trust"), of which Gary Magness is the sole trustee and current primary beneficiary, as the beneficiaries entitled to distribution of such shares.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the Statement is hereby amended and supplemented by adding the following:

     In May 1988, the Bob Magness Estate distributed pursuant to the Last Will and Testament of Bob Magness 62,500 shares of Class B Preferred Stock to the Kim Magness Trust, of which Kim Magness is the sole trustee and current primary beneficiary, and 62,500 shares of

Class B Preferred Stock to the Gary Magness Trust, of which Gary Magness is the sole trustee and current primary beneficiary, as the beneficiaries entitled to distribution of such shares. The Bob Magness Estate does not hold any shares of Class B Preferred Stock as to which there is sole or shared power to vote or dispose of the shares. For purposes of this report, Kim Magness is considered to beneficially own 62,500 shares of Class B Preferred Stock distributed pursuant to the Last Will and Testament of Bob Magness to the Kim Magness Trust since Kim Magness is the sole trustee and current primary beneficiary of the Kim Magness Trust and as such has sole power to vote and dispose the Class B Preferred Stock held by the Kim Magness Trust. Kim Magness is not a beneficial owner of any shares of Class B Preferred Stock as to which there is shared power to vote or dispose the shares.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

     (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:


                                                    AMOUNT AND NATURE OF          PERCENT OF           TOTAL
      TITLE OF CLASS                                BENEFICIAL OWNERSHIP        CLASS POWER(1)    VOTING POWER(1)
      --------------                                --------------------        --------------    ---------------
                                                                                                       21.1%

      Series A TCI Group Common Stock               21,571,961(2)(3)(4)(5)(6)             4.4%

      Series B TCI Group Common Stock               21,541,961(2)(3)(4)(5)               43.0%

      Series A Liberty Media Group Common Stock     23,123,781(2)(3)(4)(5)(6)             6.8%

      Series B Liberty Media Group Common Stock     14,044,522(2)(3)(4)(5)               44.2%

      Series A Ventures Group Common Stock          18,236,450(2)(3)(4)(5)                4.6%

      Series B Ventures Group Common Stock          18,236,450(2)(3)(4)(5)               40.2%

      Class B Preferred Stock                              62,500(5)                      4.0%

(1) Based on 472,207,363 shares of Series A TCI Group Common Stock, 50,126,345 shares of Series B TCI Group Common Stock, 326,076,668 shares of Series A Liberty Media Group Common Stock, 31,745,757 shares of Series B Liberty Media Group Common Stock, 377,114,654, shares of Series A Ventures Group Common Stock, 45,367,134 shares of Series B Ventures Group Common Stock, 1,552,490 shares of Class B Preferred Stock, 53,120 shares of TCI Group Preferred Stock, Series C, 70,575 shares of Liberty Media Group Preferred Stock, Series C, 6,446,794 shares of Redeemable Convertible TCI Group Preferred Stock, Series G, and 6,567,794 shares of Redeemable Convertible Liberty Media Group Preferred Stock, Series H, outstanding on April 30, 1998, in each case after elimination of shares then held by the Company and its majority owned subsidiaries.

(2) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock ("Series B Shares") are convertible on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock ("Series A Shares"), respectively. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in this Item 5 assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock have been fully converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

     In addition, each share of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock is entitled to 10 votes per share and each share of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series A
     Ventures Group Common Stock and Class B Preferred Stock is entitled to one vote per share. Holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series B Liberty Media Group Common Stock, Series A Ventures Group Common Stock, Series B Ventures Group Common Stock, and certain classes/series of the Company preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, Kim Magness may be deemed to currently beneficially own voting equity securities representing approximately 21.1% of the voting power with respect to a general election of directors of the Company.

(3) Pursuant to a letter agreement dated June 17, 1988 (the "1988 Agreement"), the late Bob Magness and Kearns-Tribune Corporation, a newspaper publishing concern ("Kearns"), each granted Malone certain rights with respect to the then Class B Common Stock of TCI owned by them. Malone agreed with the Company to forego the exercise of such rights in connection with the June 16, 1997 sale described in Item 4 above whereby the Bob Magness Estate exchanged with the Company 30,545,864 shares of Series B TCI Group Common Stock for an equal number of shares of Series A TCI Group Common Stock (the "Exchange"). In consideration thereof, the Company granted Malone the right to acquire, at any time and from time to time prior to June 30, 1999 (the "Malone Right"), up to 30,545,864 shares of Series B TCI Group Common Stock for either (or a combination of): (i) Series A TCI Group Common Stock on a one-for-one basis or (ii) cash based on the closing sale price of the Series B TCI Group Common Stock on Nasdaq for a specified period prior to the acquisition of such shares by Malone. Effective February 9, 1998, however, a portion of the Malone Right has been rescinded and unwound leaving 14,511,570 shares of Series B TCI Group Common Stock subject to the Malone Right. The Stockholders' Agreement gives the Magness Group and Malone the right to exercise the Malone Right on a proportionate basis as to 12,406,238 shares of the 14,511,570 shares subject to the Malone Right. Of this Malone Right, the Bob Magness Estate has a proportionate right to purchase 4,035,271 shares, the Betsy Magness Estate has a proportionate right to purchase 1,309,338 shares, Malone has a proportionate right to purchase 6,809,537 shares, Kim Magness has a proportionate right to purchase 5,460,148 shares (4,035,271 shares by means of his role as co-personal representative of the Bob Magness Estate, 1,309,338 shares as personal representative of the Betsy Magness Estate and 115,539 shares individually), and Gary Magness has a proportionate right to purchase 4,171,825 shares (4,035,271 shares by means of his role as co-personal representative of the Bob Magness Estate and 136,554 shares individually). If the Magness Group or any member thereof declines to participate in the Malone Right, Malone may acquire all such shares.

     In connection with the foregoing, on February 9, 1998, Malone and his spouse (the "Malone Group") and the Magness Group entered into the Stockholders' Agreement (as described in Item 4 above) pursuant to which the parties agreed, among other things, to consult with each other on any matter coming to a vote of the Company's stockholders provided, however, that in the event of a disagreement, the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock held by the Malone Group and the Magness Group will be voted in the manner directed by Malone pursuant to an irrevocable proxy given by the Magness Group. See Item 4 above for more information on the Stockholders' Agreement.

     In addition, shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock held by Kim Magness, Gary Magness, the Bob Magness Estate and the Betsy Magness Estate are subject to the terms of the Magness Call Agreement. SEE Item 4.

(4) Kim Magness is the personal representative of the Betsy Magness Estate. Accordingly, the following shares beneficially owned by the Betsy Magness Estate are reflected in full in Kim Magness' share information: (i) 6,849,156 shares of Series A TCI Group Common Stock, (ii) 6,849,156 shares of Series B

     TCI Group Common Stock (which number includes 1,309,338 shares of Series B TCI Group Common Stock representing the Betsy Magness Estate's proportional share of the Malone Right), (iii) 4,753,985 shares of Series A Liberty Media Group Common Stock, (iv) 2,379,829 shares of Series B Liberty Media Group Common Stock, (v) 5,823,452 shares of Series A Ventures Group Common Stock, and (vi) 5,823,452 shares of Series B Ventures Group Common Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(5) Kim Magness and Gary Magness are co-personal representatives of the Bob Magness Estate. Accordingly, the following shares beneficially owned by the Bob Magness Estate are reflected in full in Kim Magness' and Gary Magness' share information (i) 14,206,616 shares of Series A TCI Group Common Stock,
     (ii) 14,206,616 shares of Series B TCI Group Common Stock (which number includes 4,035,271 shares of Series B TCI Group Common Stock representing the Bob Magness Estate's proportional share of the Malone Right), (iii) 18,037,921 shares of Series A Liberty Media Group Common Stock, (iv) 11,454,693 shares of Series B Liberty Media Group Common Stock, (v) 12,034,298 shares of Series A Ventures Group Common Stock, and (vi) 12,034,298 shares of Series B Ventures Group Common Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

     Effective May 29, 1998, the Bob Magness Estate distributed pursuant to the Last Will and Testament of Bob Magness 62,500 shares of Class B Preferred Stock to the Kim Magness Trust and 62,500 shares of Class B Preferred Stock to the Gary Magness Trust. The Bob Magness Estate does not hold any shares of the Class B Preferred Stock.

(6) Includes the exercise in full of options granted to Kim Magness in November 1995, pursuant to the Company's Director Stock Option Plan, to acquire 30,000 shares of Series A TCI Group Common Stock and 16,875 shares of Series A Liberty Media Group Common Stock. Options to acquire 50,000 shares of Series A TCI Group Common Stock and 28,125 shares of Series A Liberty Media Group Common Stock are covered by such grant, of which options to acquire 30,000 and 16,875 shares respectively are currently exercisable. No additional options are exercisable within the next 60 days.

     (b) Item 5(b) of the Statement is hereby deleted in its entirety and replaced with the following:

     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power (as a co-personal representative of the Bob Magness Estate) to vote or dispose of the Shares:


                                                                                 Shared
                                                                                 ------
                   Class of Security                         Sole Power           Power
                   -----------------                         ----------           -----
          Series A TCI Group Common Stock                    7,365,345         14,206,616
          Series B TCI Group Common Stock                    7,335,345         14,206,616
          Series A Liberty Media Group Common Stock          5,085,860         18,037,921
          Series B Liberty Media Group Common Stock          2,589,829         11,454,693
          Series A Ventures Group Common Stock               6,202,152         12,034,298
          Series B Ventures Group Common  Stock              6,202,152         12,034,298
          Class B Preferred Stock                             62,500                    0



     (e) Item 5(e) of the Statement is hereby deleted in its entirety and replaced with the following:

     The date on which the filing person ceased to be the beneficial owner of more than five percent of the Class B Preferred Stock was May 29, 1998.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   October 8, 1998



         /s/ Kim Magness
-----------------------------------
Kim Magness


                                  Page 8 of 8